SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.


                                 FORM U-57

               NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                       Filed under section 33 of the
           Public Utility Holding Company Act of 1935, as amended



                       Lanco Kondapalli Power Limited




                                     by



                              NRG Energy, Inc.



                      901 MARQUETTE AVENUE, SUITE 2300
                         MINNEAPOLIS, MN 55402-3265






         NRG Energy, Inc. ("NRG"), a Delaware corporation and majority owned subsidiary of Xcel Energy, Inc., a Minnesota corporation ("Xcel") and a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Act this Form U-57 for the purpose of notifying the Commission that Lanco Kondapalli Power Limited, a company organized under the laws of India ("LKPL"), is a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

         LKPL does not derive and will not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither LKPL nor any of its subsidiary companies is or will be a public utility operating within the United States.

                                   ITEM 1

Name and Business Address:
-------------------------

         Lanco Kondapalli Power Limited
         c/o NRGenerating Luxembourg (No. 1) S.a.r.L.
         Level 22
         307 Queen Street
         Brisbane, Queensland 4000
         Australia

Description of Facilities:

         LKPL owns the Kondapalli Power Project, a 355 megawatt power station located in the Kondapalli Industrial Development Area, Krishna District, in the State of Andhra Pradesh, India. The Kondapalli station consists of two gas turbines and one steam turbine. The station is currently fired off naptha until the construction of a natural gas pipeline is completed in the third quarter of 2001. At that time, Kondapalli will convert to natural gas and utilize liquids as a backup fuel supply.


Ownership:
---------

         LKPL is a company organized under the laws of India that is owned by a consortium of international investors. NRG is in the process of acquiring, indirectly, thirty percent of the issued shares in LKPL from one of those investors. NRG is owned approximately seventy-four percent by Xcel and twenty-six percent by the general public. Xcel is the registered holding company formed by the merger of Northern States Power Company, a Minnesota corporation ("NSP-MN") and New Century Energies, a Delaware corporation. Other than Xcel, no shareholder has five percent or more of the shares in NRG.

         The remaining seventy percent of issued shares in LKPL are held as follows:


         1.       Thirty-four percent held by members of the Lanco Group
                  (India):

                  Lanco Infratech Limited (previously Lanco Constructions Limited) holds seven percent of the issued shares in LKPL and Third Millinnium Investments Limited holds twenty-seven percent of the issued shares in LKPL. Both of these companies are wholly-owned members of the Lanco Group (an Indian industrial conglomerate).

         2.       Twenty-five percent held by members of CDC Group (United
                  Kingdom):

                  The CDC Group's shares in LKPL are held through a wholly-owned subsidiary known as CDC Financial Services (Mauritius) Limited. The CDC Group's ultimate parent company is CDC Group plc, a statutory authority of the United Kingdom Government established for the purpose of making equity investments in developing countries. That statutory authority has been recently corporatised and is in the process of being privatised at present.

         3.       Eleven percent held by members of the Doosan Group (Korea):

                  Doosan Heavy Industries and Constructions Co. Limited is a member of the Doosan Group of Korea and holds eleven percent of the issued shares in LKPL. Doosan Heavy Industries and Constructions Co. Limited is also the engineering, procurement and construction contractor for the Kondapalli Power Project.



                                   ITEM 2

         The domestic associate public utility companies of LKPL are:
NSP-MN; Northern States Power Company, a Wisconsin corporation ("NSP-WI"); Black Mountain Gas Company, a Minnesota corporation ("BMGC"); Southwestern Public Service, a New Mexico corporation ("SPS"); Public Service Company of Colorado, a Colorado corporation ("PSCo"); and Cheyenne Light, Fuel and Power Company, a Wyoming corporation ("Cheyenne") (collectively, the "Associate Companies").

         No Associate Company has made an investment in, nor has any contractual relationship with, LKPL, nor is any such investment or contractual relationship contemplated.

         The Associate Companies are all subsidiaries of Xcel, a registered holding company, and therefore the certification of state commissions is not required under Section 33(a)(2) of the Act.

         The Commission is requested to mail copies of all correspondence relating to this Notification to:

         Shaun Messer
         NRG Asia-Pacific Ltd
         Level 22
         307 Queen Street
         Brisbane, Queensland 4000
         Australia

         Glenn J. Berger, Esq.
         W. Mason Emnett, Esq.
         Skadden, Arps, Slate, Meagher & Flom LLP
         1440 New York Ave. NW
         Washington, D.C.  20005

                  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned officer thereunto duly authorized.

                                 NRG Energy, Inc.


                                 By:  /s/ James J. Bender
                                     -----------------------------------------
                                     Name: James J. Bender
                                     Title: Vice President & General Counsel

Date:    June 21, 2001